Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Inc. Closes US$4.35 Million Registered Direct Offering

Ottawa, Canada, April 13, 2016 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, has closed a registered direct offering previously announced on April 7, 2016.

Under the offering, the Company issued 599,998 Common Shares in a Registered Direct Offering, and concurrently in a private placement, issued warrants to purchase 299,999 Common Shares exercisable in the future at an exercise price of US$8.50. The price per common share and half of a warrant was US$7.25 and resulted in total gross proceeds to the Company of US$4.35 million.

The net proceeds of the offering, before expenses, were approximately US$4.0 million. The Company expects that any exercise of the warrants will result in the cash proceeds from the exercise of such warrants being paid to the Company.

Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC is acting as the exclusive placement agent for the registered direct offering and concurrent private placement.

The Common Shares described above were sold in the United States pursuant to registration statement on Form F-3, including the accompanying base prospectus forming a part thereof, previously filed with, and declared effective by the Securities and Exchange Commission (the “SEC”). Copies of the final prospectus supplement and accompanying base prospectus relating to this Offering may be obtained from Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, at placements@hcwco.com or by accessing the SEC’s website, http://www.sec.gov. The warrants were offered in a private placement under Section 4(a)(2) under the Securities Act of 1933 (the “Securities Act”), and Rule 506(b) promulgated thereunder and have not been registered under the Securities Act. In connection with the offering, the Company relied on the exemptions in Section 602.1 of the Toronto Stock Exchange Company Manual with respect to the rules applicable to private placements and unlisted warrants.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements relating to the potential exercise of warrants and any resulting proceeds and the anticipated use of proceeds. These statements are subject to certain assumptions, risks and uncertainties, including market conditions and other conditions that affect whether and when the warrants may be exercised. Readers are cautioned not to place undue reliance on such statements. These statements are provided to assist external stakeholders in understanding DragonWave’s expectations as of the date of this release and may not be appropriate for other purposes. Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements.

Risk factors, in addition to those detailed above, that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the Company’s registration statement on Form F-3 filed with the SEC on March 7, 2016, and the documents incorporated therein by reference, and in the final prospectus supplement relating to the Offering, and in other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively.

DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose (for DragonWave) Becky.Obbema@interprosepr.com Tel: +1-408- 778-2024	Investor Contact: Peter Allen CEO DragonWave Inc. pallen@dragonwaveinc.com Tel: +1-613-599-9991